UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170199

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Tiffany R. Benjamin
Eli Lilly and Company
benjamin_tiffany_r@lilly.com

Re: Eli Lilly and Company
Incoming letter dated February 8, 2017

Dear Ms. Benjamin:

This is in response to your letter dated February 8, 2017 concerning the shareholder proposal submitted to Lilly by the National Center for Public Policy Research. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

February 23, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Eli Lilly and Company
Incoming letter dated February 8, 2017

The proposal requests that the board report to shareholders Lilly's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(i)(7), as relating to Lilly's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Eli Lilly and Company

Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
+1.317.276.2000
www.lilly.com

February 8, 2017

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal from National Center for Public Policy Research

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Eli Lilly & Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the National Center for Public Policy Research (the "Proponent").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the proposal from the 2017 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

The proposal provides in pertinent part:

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Eli Lilly's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

The supporting statement provides in pertinent part:

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Eli Lilly has a strong record of providing transparency regarding its direct political spending.

Numerous news stories regarding communications exposed by WikiLeaks show that much of the American news media is working directly with political actors to advance specific political agendas. Therefore, the company's financial support of such news outlets through advertising is indirect political spending.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Financial support for such politicized media outlets exposes the company to financial and reputational risk. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. Eli Lilly's advertisements placed with politicized media organizations necessarily means that company funds or assets are being indirectly used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the general public, or segments thereof, with respect to elections or referendums.

Eli Lilly has spent company funds on advertisements with politicized news organizations.

Supporting Statement

Communications made public by WikiLeaks show collusion between high-level political personnel and certain national news outlet employees. Such news outlets caught engaging in this unethical behavior include CNBC, New York Times, CNN, Politico, Washington Post, NBC and ABC. Eli Lilly has placed advertisements with politicized news organizations.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. Eli Lilly's Board should be aware of such risks and inform the shareholders of its findings.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the Company's 2017 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Here, the Proposal is substantially similar to a shareholder proposal that the Staff recently agreed could be excluded from a company's proxy materials in reliance on Rule 14a-8(i)(7). Specifically, in *Ford Motor Company* (February 2, 2017), the SEC agreed with Ford that it could exclude the following shareholder proposal from the Proponent:

> The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Ford's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

In support of its argument for no-action relief, Ford cited a number of no-action letters where the SEC has taken the position that shareholder proposals relating to advertising decisions and related matters constitute ordinary business matters. *See e.g., FedEx Corporation* (July 11, 2014)(shareholder proposal requesting a report addressing how FedEx could "better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy," excludable as relating to "the manner in which FedEx advertises its products and services."). As argued by Ford, the "advertising function and any potential "risks" resulting from the chosen media channels fall well within the scope of normal business operations and well outside the scope of normal shareholders' expertise." The Staff ultimately agreed with this argument, noting that "There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations." We believe that the same result is warranted here.

The ordinary business exclusion rests on two central considerations: (1) the subject matter of a proposal (i.e., whether the subject matter involves a matter of ordinary business); and (2) the degree to which the proposal attempts to micromanage a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998); Exchange Act Release No. 20091 (August 16, 1983). The lone exception to this rule is for shareholder proposals that relate to ordinary business matters but that also raise significant social policy considerations that transcend ordinary business. *See e.g., Battle Mountain Gold Company* (February 13, 1992) ("in view of the widespread public debate concerning executive and director compensation policies and practices and the increasing recognition that these issues raise significant policy issues, proposals relating to senior executive compensation no longer can be considered matters relating to registrant's ordinary business").

While the Proposal ostensibly touches on a social policy issue relating to the political activity, the Staff has repeatedly concluded that the fact that a proposal seeks to address a social policy issue does not preclude the proposal from exclusion under Rule 14a-8(i)(7). *See e.g., Apache Corporation*, (March 5, 2008) (granting no-action relief under Rule 14a-8(i)(7) where the proposal sought the implementation of certain equal employment opportunity principles prohibiting discrimination based on sexual orientation and gender identity where "some of the principles relate[d] to Apache's ordinary business operations"). Here, the Proposal may be excluded from the Company's proxy materials because it requests that the Company "assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom".

The SEC has consistently taken the position that proposals concerning a Company's advertising decisions generally may be excluded under Rule 14a-8(i)(7) on the basis that they relate to ordinary business matters. *See e.g., FedEx Corporation* (July 7, 2016) (proposal requesting report describing legal steps FedEx has taken and/or could take to distance itself from the Washington D.C. NFL team name, excludable under Rule 14a-8(i)(7) as relating to "the manner in which FedEx advertises its products and services"); *Viacom Inc.* (December 18, 2015) (proposal requesting a report assessing the company's policy responses to public concerns regarding linkages of food and beverage advertising to childhood obesity, diet-related diseases and other impacts on children's health, excludable under Rule 14a-8(i)(7) as relating to " the nature, presentation and content of advertising"); *PepsiCo, Inc.* (January 10, 2014) (proposal requesting that the company issue a public statement indicating the commercial [for the Company's product] was presented in poor taste and that they regret making a misguided decision, excludable under Rule 14a-8(i)(7) as relating to "the manner in which PepsiCo advertises its products"); *General Electric Corp.* (January 18, 2005) (proposal requesting "that GE shall not expend funds for advertising in any TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation"); *Tootsie Roll Industries, Inc.*(January 31, 2002) (proposal requesting "that Tootsie Roll 'identify and disassociate from any offensive imagery to the American Indian community' in product marketing, advertising, endorsements, sponsorships, and promotions"); *The Walt Disney Co.* (October 2, 1995) (proposal that the company establish guidelines to avoid production and distribution of religiously bigoted material, excludable as relating to the nature, presentation, and content of its entertainment products).

CONCLUSION

Based upon the foregoing analysis, particularly the Staff's recent response to Ford, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should you require any additional information in support of our position, we would welcome the opportunity to discuss these matters with you as you prepare your response.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Keir Gumbs at kgumbs@cov.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (317) 433-2588 or Keir at (202) 662-5500.

Sincerely,

Tiffany R. Benjamin
Assistant Corporate Secretary
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Exhibit A

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Via FedEx

November 16, 2016

Bronwen Mantlo
Corporate Secretary
Lilly Corporate Center
Indianapolis, Indiana 46285

Dear Ms. Mantlo,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Eli Lilly and Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Eli Lilly and Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

Political Risk Exposure

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Eli Lilly has a strong record of providing transparency regarding its direct political spending.

Numerous news stories regarding communications exposed by WikiLeaks show that much of the American news media is working directly with political actors to advance specific political agendas. Therefore, the company's financial support of such news outlets through advertising is indirect political spending.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Financial support for such politicized media outlets exposes the company to financial and reputational risk. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. Eli Lilly's advertisements placed with politicized media organizations necessarily means that company funds or assets are being indirectly used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the general public, or segments thereof, with respect to elections or referendums.

Eli Lilly has spent company funds on advertisements with politicized news organizations.

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Eli Lilly's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks show collusion between high-level political personnel and certain national news outlet employees. Such news outlets caught engaging in this unethical behavior include CNBC, *New York Times*, CNN, *Politico*, *Washington Post*, NBC and ABC. Eli Lilly has placed advertisements with politicized news organizations.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. Eli Lilly's Board should be aware of such risks and inform the shareholders of its findings.